SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 December, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Holding(s) in Company dated 01 December 2015
Exhibit 1.2	Director/PDMR Shareholding dated 7 December 2015
Exhibit 1.3	Director/PDMR Shareholding dated 10 December 2015
Exhibit 1.4	Director/PDMR Shareholding dated 18 December 2015
Exhibit 1.5	Director/PDMR Shareholding dated 24 December 2015
Exhibit 1.6	Director/PDMR Shareholding dated 24 December 2015
Exhibit 1.7	Director/PDMR Shareholding dated 30 December 2015
Exhibit 1.8	Total Voting Rights dated 31 December 2015

Exhibit 1.1

BP p.l.c.
Holding(s) in Company

BP p.l.c. received confirmation from BlackRock, Inc .on 30 November 2015 of the information contained below:

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c. GB0007980591
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Baseline notification required as a result of the implementation of changes to the transparency directive	X
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	26 November 2015
6. Date on which issuer notified:	30 November 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Baseline notification required as a result of the implementation of changes to the transparency directive; BlackRock Inc. shares and voting rights remain above the previously disclosed threshold of 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0007980591	918,886,249	918,886,249	N/A	N/A	1,046,705,234	N/A	5.71%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Depository Receipt	-	-	30,689,742	0.16%
Securities Lending	-	-	25,000	0.00%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	-	-	-	1,199,514	Nominal	Delta
0.00%	0.00%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
1,078,619,490	5.89%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Denise Dillon
15. Contact telephone number:	020 7496 4476

This notice is given in fulfillment of the obligation under DTR 5.6.

Exhibit 1.2

BP p.l.c.
Director/PDMR Shareholding

Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 4 December 2015 by Sir J.R. Sawers, a Director of BP p.l.c., that he purchased 13,528 BP ordinary shares (ISIN number GB0007980591) on 3 December at £3.69 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.3

BP p.l.c.
Director/PDMR Shareholding
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 December 2015 that the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.5045 per share through participation in the BP ShareMatch UK Plan on 10 December 2015:-

Director

Dr B. Gilvary 90 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy 90 shares
Mr B. Looney 88 shares
Mr D. Sanyal 90 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c.
Director/PDMR Shareholding
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 18 December 2015 that on 18 December 2015 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference Share Price of $5.8170 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	310
Mr D. Sanyal	Senior executive (a person discharging managerial responsibility)	591

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.5

BP p.l.c.
Director/PDMR Shareholding
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 23 December 2015 that on 21 December 2015 Mr Ian Davis, a Director of BP p.l.c., acquired in London, 403 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $5.817 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c.
Director/PDMR Shareholding
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 24 December 2015 that on 18 December 2015 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names at £3.443276 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr R. Bondy	16581
Mr M.T. Erginbilgic	4265
Mr B. Looney	4473
Mr D. Sanyal	10720
Mr H. Schuster	5762

BP p.l.c. was also notified on 24 December 2015 that on 18 December 2015 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names at £3.3930 per share, through participation in the BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr R. Bondy	140	N/A	N/A
Mr B. Looney	139	N/A	N/A
Mr M.T. Erginbilgic	N/A	N/A	42
Mr D. Sanyal	284	20	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.7

BP p.l.c.
Director/PDMR Shareholding

Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 29 December 2015 by Mr F.L. Bowman, a Director of BP p.l.c., that on 29 December 2015 he purchased 627 BP ADSs (ISIN number US0556221044) at a price of US$ 31.90605 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.8

BP p.l.c.
Total voting rights and share capital

As at 31 December 2015, the issued share capital of BP p.l.c. comprised 18,381,007,513 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,727,763,460. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,386,090,013. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 06 January 2016
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary